August 29, 2008

United States Securities and Exchange Commission
Attention: Terence O'Brien
Accounting Branch Chief
Division of Corporate Finance
Mail Stop 6010
100 F Street, N. E.
Washington, D.C. 20549

RE:	Lexon Technologies, Inc. (the "Company") Annual Report on Form 10-KSB for Fiscal Year Ended December 31, 2007 File No. 0-24721

Dear Mr. O'Brien:

We are in receipt of Commission's comments contained in its correspondence dated August 26, 2008 relating to the above filings. Our responses to these comments are as follows:

Internal Control over Financial Reporting

We acknowledge the Staff's comments and advice relating to our management's method of assessment of internal controls over financial reporting and. disclosure procedures as of December 31, 2007, and will reflect the results of the assessment and the required disclosure in all future filings. We have amended Item 8A of Form 10-KSB to reflect the change in our conclusion regarding the effectiveness of our disclosure controls and procedures as of the end of the fiscal year thereunder.

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please copy our legal counsel on all future correspondence:

Min K. Chai, Esq.
Oswald & Yap LLP
16148 Sand Canyon Ave.
Irvine, CA 92618
Telephone: (949) 788-8900
Fax: (949) 788-8980
Email: mkc@oswald-yap.com

Please let us know if you have any further questions or comments. Thank you.

Very truly yours,

Lexon Technologies, Inc.

/s/ Hyung Soon Lee
By: Hyung Soon Lee
Its: Chief Executive Officer

8 CORPORATE PARK, SUITE 300, IRVINE, CALIFORNIA 92606 * (949) 752-7700 * INFO1@LEXONTECH.COM